SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FYII Part 2 of 5

Part 2 of 5

Overview

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/9286Y_1-2012-3-8.pdf

Delivery of strong operating profit
IFRS operating profit To view graph, please see attached PDF
■ Total IFRS operating profit was broadly in line with the previous year at £2,503 million (FY10: £2,550 million). This was despite the impact of the partial disposal of Delta Lloyd on 6 May 2011 which means that the Group operating profit includes 100% of Delta Lloyd's operating profit up to the date of transaction and only a 42% share thereafter. Total contribution to Aviva's operating profit from Delta Lloyd decreased to £348 million (FY10: £524 million).
■ IFRS operating profit (excluding Delta Lloyd) was £2,155 million (FY10: £2,026 million), an increase of 6% reflecting good performance in the UK, Europe, North America and Asia Pacific.
■ Total IFRS profit after tax was £60 million (FY10: £1,892 million) driven by adverse investment return variances, impairments (predominantly in Europe) and losses from Delta Lloyd offset by profits on the sale of the RAC.

IFRS long-term business To view graph, please see attached PDF
■ Long-term business operating profit, excluding Delta Lloyd, increased 7% to £2,123 million (FY10: £1,988 million) driven primarily by the UK, North America and Asia. The 2011 UK result includes the benefit of £93 million relating to the integration of the RBS life business. In 2010 the UK result included the benefit of a special distribution of £84 million.
■ Total income increased 5% to £4,612 million (FY10: £4,391 million) while expenses and commissions grew 3% to £2,118 million (FY10: £2,057 million)
■ IFRS new business income was stable at £1,037 million (FY10: £1,033 million) with a small improvement in margin offsetting a small reduction in volume.
■ Income from investment returns increased 6% to £2,760 million (FY10: £2,606 million), and underwriting margin grew 8% to £815 million (FY10: £752 million).

General insurance and health To view graph, please see attached PDF
■ Excluding Delta Lloyd, general insurance and health operating profit increased to £935 million (FY10: £904 million) reflecting improved performance in UKGI, Europe and North America.
■ Excluding Delta Lloyd the underwriting result increased to £224 million (FY10: £203 million), due to improved profitability in Canada and strong performance in France (partly driven by reserve releases). This reserve release was broadly offset by reserve strengthening in Italy.
■ Excluding Delta Lloyd the combined operating ratio improved to 96.8% (FY10: 97.1%).
■ Net written premiums, excluding Delta Lloyd, increased 8% to £9,162 million (FY10: £8,522 million), with growth across all regions.

Fund management To view graph, please see attached PDF
■ Operating profit (excluding Delta Lloyd) increased to £99 million (FY10: £98 million).
■ Excluding Delta Lloyd, total funds under management remained broadly stable at £337 billion (FY10: £340 billion).

New business
New business and MCEV margin To view graph, please see attached PDF
■ Worldwide long term savings sales (including investment products), excluding Delta Lloyd, were £31.4 billion (FY10: £33.6 billion), a reduction of 6%, with increases in the UK and Asia Pacific offset by reductions in Europe and North America.
■ The reduction in long-term savings sales is primarily driven by Italy, France and the US where we have taken management actions to improve profitability and capital consumption. In the UK, long-term savings sales increased by 10%.
■ Total life and pensions sales (excluding Delta Lloyd) were £27.9 billion (FY10: £30.2 billion), a decrease of 7%.
■ MCEV new business margin (excluding Delta Lloyd) is 2.5% (FY10: 2.4%) with improvements in Asia Pacific and the US.

Internal Rate of Return To view graph, please see attached PDF
■ Overall group IRR (excluding Delta Lloyd) increased to 14.4% from 13.3% for FY10 driven particularly by increases in Europe and Asia Pacific.
■ Payback periods (excluding Delta Lloyd) have remained stable at 7 years.

Group performance
Operating capital generation To view graph, please see attached PDF
■ Operating capital generation (OCG) is £2.1 billion (FY10: £1.7 billion). Capital generated from existing business was £2.9 billion (FY10: £2.7 billion) offset by capital investment in new business of £0.8 billion (FY10: £1.0 billion).
■ Within the £0.8 billion of capital invested in new business, the life component has reduced by £0.3 billion compared with FY10 driven by improved efficiency of new business and reduction in new business volumes. This reduction has been offset by a smaller release of capital invested in non-life business.

IFRS Total Return To view graph, please see attached PDF
■ Total return was £165 million (FY10: £1,404 million). Excluding discontinued operations (Delta Lloyd), total return was £483 million.
■ Delta Lloyd total return for the period on a discontinued basis was a loss of £318 million. This includes a loss of around £360 million (net of tax and non-controlling interest) that relates to a reversal of the positive investment variances seen in 2010.
■ Total return (continuing operations) of £483 million (FY10: £1,046 million) reflects increased operating profit for the period, profit on sale of the RAC offset by adverse investment variances and impairments in Europe.
■ Adverse investment variances for continuing operations (excluding Delta Lloyd) of £796 million relate largely to the impact of lower risk-free interest rates, wider credit spreads and increased market volatility in the UK and Europe.

Return on equity To view graph, please see attached PDF	■ IFRS ROE is 12.0% (FY10: 14.8%). The main driver of the change is the 24% growth in the capital base over 2010 driven by profits in the period and the actuarial gains on staff pension scheme.

Balance Sheet
IFRS net asset value per share To view graph, please see attached PDF
■ IFRS net asset value (NAV) is 435 pence (FY10: 454 pence). This is an increase compared with the NAV on a pro-forma basis as at 31 December 2010 of 423 pence allowing for the partial disposal of Delta Lloyd.
■ Profits for the period and actuarial gains on pension schemes have been offset by payment of the final dividend and adverse investment market movements and impairments in Europe.
■ IFRS equity attributable to ordinary shareholders on Aviva plc at FY11 is £12.6 billion (FY10: £12.8 billion).

MCEV and EEV equivalent net asset value per share To view graph, please see attached PDF
■ The MCEV NAV has decreased to 441 pence (restated FY10: 533 pence). This change is driven by operating profits for the period being more than offset by significant adverse investment variances.
- The estimated MCEV NAV at 29 February 2012 was 511 pence.
■ The EEV equivalent NAV was 595 pence at 31 December 2011 (FY10: 621 pence). The main drivers of this reduction are adverse investment variances and the partial disposal and consequent change in the classification of the Delta Lloyd business to non-covered business.
■ The expected undiscounted future cash flows from our in-force life book have increased to £33.0 billion (FY10: £31.4 billion) excluding Delta Lloyd.
■ The main component of the reduction in MCEV NAV is adverse investment movements, primarily relating to wider credit spreads and increased market volatility. The impact of these is equivalent to a 121 pence reduction in MCEV NAV.

IGD Solvency To view graph, please see attached PDF
■ IGD solvency surplus at 31 December 2011 is £2.2 billion (FY10: £3.8 billion).
■ Updating this for market and other movements to the end of February 2012(including the benefit of reinsurance transactions in the UK completed in 2012),  the estimated IGD solvency surplus on a pro forma basis increases to £3.3 billion.
■ At 31 December 2011 IGD cover is 1.3 times (FY10: 1.6 times).

Other
Final dividend of 16 pence per share	■ Final dividend of 16.0 pence per share in line with 2010. ■ Total dividend for 2011 of 26.0 pence per share is an increase of 2% on 2010.
Asset quality
■ The asset portfolio remains of high quality.
■ Excluding Delta Lloyd and net of non-controlling interests, our exposure within shareholder funds to the governments (and local authorities and agencies) of Italy, Greece, Ireland, Portugal and Spain was marginally reduced at £1.3 billion (FY10: £1.6 billion).

Liquidity
■ Liquidity position is unchanged with direct access to £1.5 billion of liquid assets (FY10: £1.5 billion).
■ £2.1 billion of undrawn committed credit facilities provided by a range of leading international banks.

Group's rating from Standard and Poor's is AA- ("very strong")
■ The group's rating from Standard and Poor's is AA- ("very strong") with a negative outlook; Aa3 ("excellent") with a negative outlook from Moody's; and A ("excellent"), under review with negative implications outlook, from A M Best.
■ The Group's financial strength ratings continue to reflect our strong competitive position, diversified underlying earnings profile, positive strategic management and substantial liquid assets.

Underlying costs
■ Total expenses, excluding Delta Lloyd, have increased by 2% from £4,052 million to £4,117 million in FY11. On a like-for-like basis (excluding the impact of foreign exchange, restructuring and acquisitions and disposals) costs remained flat at £3,779 million (FY10: £3,778 million).

Funds under management	■ Total funds under management excluding Delta Lloyd remained broadly stable at £337 billion (FY10: £340 billion). ■ Funds managed by Aviva Investors increased 1% to £263 billion (FY10: £260 billion).
Pension schemes
■ At FY11 there was an overall surplus in the pension schemes (on an IAS 19 basis) of £1,264 million (FY10: £3 million deficit). Key drivers of the increase were market movements and contributions paid into the schemes.

Impact of foreign exchange	■ Total foreign currency movements during 2011 resulted in a loss recognised in the income statement of £35 million (FY10: £34 million gain).
Risk profile
■ The types of risk to which the Group is exposed have not changed significantly over the year to 31 December 2011.
■ However, the reduction of the shareholding in Delta Lloyd has decreased the Group's IFRS balance sheet risks and, in particular, has led to a substantial fall in equity and mortgage risk exposures.

Key financial highlights
	2011 £m			2010 £m			Total change %
IFRS	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Long-term business	2,123	185	2,308	1,988	330	2,318	0%
General insurance and health	935	1	936	904	146	1,050	(11)%
Fund management	99	11	110	98	103	201	(45)%
Other operations and regional costs	(207)	(2)	(209)	(177)	(43)	(220)	5%
Corporate centre	(138)	-	(138)	(143)	-	(143)	3%
Group debt and other interest costs	(657)	(4)	(661)	(644)	(12)	(656)	(1)%
Operating profit before tax (excluding Delta Lloyd as an associate)	2,155	191	2,346	2,026	524	2,550	(8)%
Share of operating profit (before tax) of Delta Lloyd, as an associate	157	-	157	-	-	-	-
Operating profit before tax	2,312	191	2,503	2,026	524	2,550	(2)%
Profit/(loss) after tax	584	(524)	60	1,222	670	1,892	(97)%

IFRS total return	483	(318)	165	1,046	358	1,404

Operating capital generation			2.1bn			1.7bn

IRR	14.4%			13.3%

Combined operating ratio	96.8%			97.1%

Earnings per share	17.0p	(11.2p)	5.8p	37.6p	12.8p	50.4p

Operating profit per share	50.5p	3.3p	53.8p	47.2p	7.9p	55.1p

Total dividend per share			26.0p			25.5p

Net asset value per share			435p			454p

Equity attributable to the ordinary shareholders of Aviva plc			12,643			12,794

Return on equity shareholders' funds			12.0%			14.8%

	2011 £m			Restated 2010 £m			Total change %
MCEV	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
MCEV earnings	3,129	270	3,399	3,496	83	3,579	(5)%
General insurance and health	935	1	936	904	146	1,050	(11)%
Fund management	32	9	41	31	94	125	(67)%
Other operations and regional costs	(204)	7	(197)	(171)	(24)	(195)	(1)%
Corporate centre	(138)	-	(138)	(143)	-	(143)	3%
Group debt and other interest costs	(657)	(4)	(661)	(644)	(12)	(656)	(1)%
Operating profit before tax (excluding Delta Lloyd as an associate)	3,097	283	3,380	3,473	287	3,760	(10)%
Share of operating profit (before tax) of Delta Lloyd, as an associate	157	-	157	-	-	-	-
Operating profit before tax	3,254	283	3,537	3,473	287	3,760	(6)%
(Loss)/profit after tax	(2,786)	85	(2,701)	1,461	13	1,474	(283)%

MCEV new business margin	2.5%			2.4%

Long-term savings sales	31,393	1,255	32,648	33,567	3,793	37,360
Earnings per share	(67.3p)	4.0p	(63.3p)	48.4p	1.0p	49.4p

Net asset value per share			441p			533p

EEV equivalent NAV			595p			621p

Equity attributable to the ordinary shareholders of Aviva plc			12,829			15,038

Return on equity shareholders' funds			14.2%			16.4%

---------------------

Page7

Group performance - IFRS basis

Pro forma reconciliation of Group operating profit to profit after tax - IFRS basis

For the year ended 31 December 2011

	2011 £m			2010 £m
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Operating profit before tax attributable to shareholders' profits
Long-term business
United Kingdom	920	-	920	850	-	850
Europe	898	185	1,083	893	330	1,223
North America	197	-	197	174	-	174
Asia Pacific	108	-	108	71	-	71
Total long-term business (note 1)	2,123	185	2,308	1,988	330	2,318
General insurance and health
United Kingdom	552	-	552	579	-	579
Europe	137	1	138	109	146	255
North America	254	-	254	222	-	222
Asia Pacific	(8)	-	(8)	(6)	-	(6)
Total general insurance and health (note 3)	935	1	936	904	146	1,050
Fund management
Aviva Investors	88	-	88	97	-	97
United Kingdom	11	-	11	3	-	3
Europe	-	11	11	-	103	103
Asia Pacific	-	-	-	(2)	-	(2)
Total fund management (note 4)	99	11	110	98	103	201
Other:
Other operations and regional costs (note 5)	(207)	(2)	(209)	(177)	(43)	(220)
Regional operating profit	2,950	195	3,145	2,813	536	3,349
Corporate centre (note 6)	(138)	-	(138)	(143)	-	(143)
Group debt costs and other interest (note 7)	(657)	(4)	(661)	(644)	(12)	(656)
Operating profit before tax attributable to shareholders' profits (excluding Delta Lloyd as an associate)	2,155	191	2,346	2,026	524	2,550
Share of operating profit (before tax) of Delta Lloyd as an associate	157	-	157	-	-	-
Operating profit before tax attributable to shareholders' profits	2,312	191	2,503	2,026	524	2,550
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business (note 8)	(796)	(820)	(1,616)	(219)	1,010	791
Short-term fluctuation in return on investments on non-long-term business (note 9)	(266)	(60)	(326)	(199)	(44)	(243)
Economic assumption changes on general insurance and health business (note 10)	(90)	-	(90)	(61)	-	(61)
Impairment of goodwill, associates and joint ventures (note 11)	(392)	-	(392)	(23)	(1)	(24)
Amortisation and impairment of intangibles	(171)	(5)	(176)	(193)	(23)	(216)
(Loss) / profit on the disposal of subsidiaries and associates (note 12)	565	(32)	533	163	(4)	159
Integration and restructuring costs (note 13)	(268)	-	(268)	(225)	(18)	(243)
Exceptional items (note 14)	(57)	-	(57)	276	(549)	(273)
Non-operating items before tax (excluding Delta Lloyd as an associate)	(1,475)	(917)	(2,392)	(481)	371	(110)
Share of Delta Lloyd's non-operating items (before tax) as an associate	10	-	10	-	-	-
Non-operating items before tax	(1,465)	(917)	(2,382)	(481)	371	(110)
Share of Delta Lloyd's tax expense, as an associate	(34)	-	(34)	-	-	-
Profit/(loss) before tax attributable to shareholders' profits	813	(726)	87	1,545	895	2,440
Tax on operating profit	(625)	(25)	(650)	(529)	(96)	(625)
Tax on other activities	396	227	623	206	(129)	77
	(229)	202	(27)	(323)	(225)	(548)
Profit/(loss) for the period	584	(524)	60	1,222	670	1,892

Earnings per share - IFRS basis

	2011 £m			2010 £m
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Operating profit per share on an IFRS basis after tax, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	50.5p	3.3p	53.8p	47.2p	7.9p	55.1p
Diluted (pence per share)	49.7p	3.2p	52.9p	46.5p	7.7p	54.2p
Earnings after tax on an IFRS basis, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	17.0p	(11.2p)	5.8p	37.6p	12.8p	50.4p
Diluted (pence per share)1	16.7p	(11.2p)	5.7p	37.0p	12.6p	49.6p
1The effect of future share awards and options in the loss from discontinued operations is anti-dilutive, therefore the diluted earnings per share has been maintained at (11.2) pence

1 - Long-term business IFRS operating profit

	2011 £m	2010 £m
With-profit	66	147
Non-profit	854	703
United Kingdom	920	850
France	323	319
Ireland	47	122
Italy	140	119
Poland	167	157
Spain	216	179
Other Europe	5	(3)
Aviva Europe	898	893
North America	197	174
Asia Pacific	108	71
Total - continuing operations	2,123	1,988
Total - discontinued operations	185	330
Total	2,308	2,318

Long-term business IFRS operating profit before shareholder tax for continuing operations was £2,123 million (2010: £1,988 million), an increase of 7% on the prior period.  There was good underlying growth in all regions, despite challenging economic and market conditions. Total long-term business operating profit including the contribution from Delta Lloyd was stable at £2,308 million (2010: £2,318 million).

United Kingdom
IFRS operating profit was up 8% at £920 million (2010: £850 million). The non-profit result increased by 21% to £854 million (2010: £703 million) driven by continued strong performance in annuities, increased annual management charges and inclusion of the full results of RBS Life, following its purchase by Aviva at the end of 2010. Included in the result are one-off benefits of £93 million relating to the Part VII transfers of the former RBS JV entities, and £30 million relating to the release of tax provisions associated with the reattribution of the inherited estate.
      The with-profit result, which includes the shareholders' share of regular and terminal bonus payments, was £66 million (2010: £147 million) with the variance from 2010 mainly driven by the absence of the final special distribution (2010: £84 million).

Aviva Europe
Aviva Europe's life operating profit was stable at £898 million (2010: £893 million). An increase in underlying profits in our major markets was partly offset by lower positive one-off items in the current year result.  Operating profit increased in Italy and Spain, despite difficult trading conditions.  In France and Poland, the contribution from life business increased, primarily driven by higher profit in our in-force portfolios.  Life operating profit in Ireland was flat on an underlying basis, as the prior year result included a favourable one-off item of £75 million relating to the release of reserves for protection business following adoption of realistic reserving.

North America
In the US, the focus on profitable growth combined with underwriting and pricing discipline resulted in a 13% increase in operating profit to £197 million (2010: £174 million), due to growth in the business and the positive impact of higher margins.

Asia Pacific
Life operating profit increased to £108 million (2010: £71 million), driven by the increased scale and profitability of our existing business.  The current year includes a release of reserves of £25 million in Hong Kong following a review of reserving assumptions, and the prior year result included a £27 million benefit from changes to local GAAP reporting in China.

Discontinued operations - Delta Lloyd
Operating profit for Delta Lloyd included in the Group long-term business total represents 100% of the result as a subsidiary up to 6 May 2011. For this period, the life operating profit included for Delta Lloyd group was £185 million compared with £330 million for the full year in 2010.  An improvement in the underlying operating profit was principally driven by expense savings throughout the Delta Lloyd group.

2 - Long-term business IFRS profit driver analysis

	2011
	Note	United Kingdom £m	Aviva Europe £m	Rest of the world1 £m	Total £m
New business income	a	527	364	146	1,037
Underwriting margin	b	183	434	198	815
Unit-linked margin	c	395	551	30	976
Participating business	d	66	465	25	556
Spread margin	e	172	51	590	813
Expected return	f	195	163	57	415
Investment return		828	1,230	702	2,760
Income		1,538	2,028	1,046	4,612

Acquisition expenses	g	(385)	(492)	(118)	(995)
Administration expenses	h	(347)	(494)	(282)	(1,123)
Expenses		(732)	(986)	(400)	(2,118)
DAC/AVIF amortisation and other	i	114	(144)	(341)	(371)
IFRS operating profit - continuing operations		920	898	305	2,123
IFRS operating profit - discontinued operations		-	-	185	185
IFRS operating profit		920	898	490	2,308

1 'Rest of the world' (continuing operations) includes North America and Asia Pacific.

	2010
	Note	United Kingdom £m	Aviva Europe £m	Rest of the world1 £m	Total £m
New business income	a	499	382	152	1,033
Underwriting margin	b	178	433	141	752
Unit-linked margin	c	348	541	31	920
Participating business	d	147	394	28	569
Spread margin	e	173	44	471	688
Expected return	f	223	138	68	429
Investment return		891	1,117	598	2,606
Income		1,568	1,932	891	4,391

Acquisition expenses	g	(353)	(515)	(122)	(990)
Administration expenses	h	(333)	(515)	(219)	(1,067)
Expenses		(686)	(1,030)	(341)	(2,057)
DAC/AVIF amortisation and other	i	(32)	(9)	(305)	(346)
IFRS operating profit - continuing operations		850	893	245	1,988
IFRS operating profit - discontinued operations		-	-	330	330
IFRS operating profit		850	893	575	2,318

1 'Rest of the world' (continuing operations) includes North America and Asia Pacific.

2 - Long-term business IFRS profit driver analysis continued

	2011				2010
	United Kingdom £m	Aviva Europe £m	Rest of the world (excluding Delta Lloyd) £m	Total £m	United Kingdom £m	Aviva Europe £m	Rest of the world (excluding Delta Lloyd) £m	Total £m
Note (a)
New business margin (£m)	527	364	146	1,037	499	382	152	1,033
APE (£m)	1,520	1,276	723	3,519	1,310	1,544	759	3,613
As margin on APE (%)	35%	29%	20%	29%	38%	25%	20%	29%

New business margin reflects premiums less initial reserves.

Note (b)
Underwriting margin (£m)	183	434	198	815	178	433	141	752
Analysed by:
Expenses (£m)	85	188	174	447	90	166	115	371
Mortality and longevity (£m)	75	177	10	262	63	209	17	289
Persistency (£m)	23	69	14	106	25	58	9	92

Expense margin represents unwind of expense allowance on risk business and assumption changes. Mortality and persistency margin reflect conservative reserving for unit-linked, risk and spread business.

Note (c)
Unit-linked margin (£m)	395	551	30	976	348	541	31	920
As annual management charge on average reserves (bps)	95	118	194	109	94	121	238	111
Average reserves (£bn)	41.5	46.6	1.5	89.6	36.9	44.6	1.3	82.8

Unit-linked margin represents the return made on unit-linked business.

Average reserves include managed pension fund assets not consolidated in IFRS balance sheet.

Note (d)
Participating business (£m)	66	465	25	556	147	394	28	569
As bonus on average reserves (bps)	16	71	87	51	35	65	97	54
Average reserves (£bn)	41.1	65.8	2.9	109.8	42.5	60.9	2.9	106.3

Participating business is shareholders' share of the bonus to policyholders on with profit and other participating business.

Note (e)
Spread margin (£m)	172	51	590	813	173	44	471	688
As spread margin on average reserves (bps)	52	88	188	116	61	82	157	108
Average reserves (£bn)	32.8	5.8	31.4	70.0	28.5	5.4	30.0	63.9

Spread margin represents the return made on annuity and other non-linked business.

Note (f)
Expected return on shareholder assets (£m)	195	163	57	415	223	138	68	429
Equity (%)	7.2%	6.9%	n/a	6.9%	7.8%	7.2%	n/a	7.2%
Property (%)	5.7%	5.4%	n/a	5.6%	6.3%	5.7%	n/a	6.2%
Bonds (%)	5.5%	4.3%	4.3%	4.9%	5.5%	4.4%	3.6%	4.8%

Expected return being the return made on shareholder net assets.

Note (g)
Acquisition expenses (£m)	(385)	(492)	(118)	(995)	(353)	(515)	(122)	(990)
APE (£m)	1,520	1,276	723	3,519	1,310	1,544	759	3,613
As acquisition expense ratio on APE (%)	25%	39%	16%	28%	27%	33%	16%	27%

Acquisition expenses include initial expense and commission incurred in writing new business less deferred costs.

Note (h)
Administrative expenses (£m)	(347)	(494)	(282)	(1,123)	(333)	(515)	(219)	(1,067)
As existing business expense ratio on average reserves (bps)	30	42	79	42	31	46	64	42
Average reserves (£bn)	115.4	118.2	35.8	269.4	107.9	110.9	34.2	253.0

Administrative expenses comprise expenses and renewal commissions incurred in managing the existing book.

2 - Long-term business IFRS profit driver analysis continued

(a) New business income
New business income was stable at £1,037 million (2010: £1,033 million) with strong growth in the UK offset by lower sales volumes in Europe and the US.  New business income margin as a percentage of APE sales was maintained at 29% (2010: 29%). The UK continued to benefit from good performance in individual annuity and protection business.  In Aviva Europe, new business income margin increased to 29% (2010: 25%) as a result of management action to drive more profitable sales. In the Rest of the World, new business income growth in Asia Pacific was driven by volume increases in Singapore, offset by lower sales in North America.

(b) Underwriting margin
The underwriting margin increased to £815 million (2010: £752 million). In the UK, reduced expense margins were offset by higher mortality gains. The underwriting result was stable in Aviva Europe, with contributions maintained from all major markets. In the Rest of the World, the margin increased due to growth in the in-force book in the US and favourable experience variances in Asia Pacific.

(c) Unit-linked margin
The unit-linked margin, which mainly relates to unit-linked business in the UK and the major markets in Aviva Europe, grew from £920 million to £976 million as market growth in the second half of 2010 resulted in higher average unit-linked reserves of £90 billion (2010: £83 billion).  The UK unit-linked margin benefited from inclusion of the RBS Life business.  The margin as a proportion of average reserves reduced slightly to 109 bps (2010: 111 bps), due to lower charges in Poland following legislative changes.

(d) Participating business
Income from participating business reduced slightly to £556 million (2010: £569 million). This reflects a lower shareholder transfer in the UK following the final tranche of the special distribution of £84 million in the first half of 2010. This was largely offset by increased income in Aviva Europe of £465 million (2010: £394 million), which is mainly from France, where there is a fixed management charge of around 50bps on AFER business, supported by contributions from Italy and Spain. The contribution from Rest of the World relates primarily to closed block business in the United States.

(e) Spread margin
Spread income increased to £813 million (2010: £688 million) with a spread margin on average reserves of 116 bps (2010: 108 bps). Spread margins relate mainly to US equity indexed deferred annuity and life business, and UK annuity business. The increase in income is driven by growth in existing business and higher margins in the US.

(f) Expected return on shareholder assets
Expected returns were £415 million (2010: £429 million), reflecting investment income on surplus funds. A reduced contribution from the UK and US was partly offset by higher income in Aviva Europe.  The UK return included £114 million related to the reattribution of the inherited estate (2010: £135 million). Of this, earnings on the reattributed estate were £36 million and £78 million arose from unwind of guarantees.

(g) Acquisition expenses
Acquisition expenses were stable at £995 million (2010: £990 million) with higher new business in the UK offset by lower sales in Aviva Europe.

(h) Administration expenses
Administration expenses increased to £1,123 million (2010: £1,067 million) with higher costs in the UK and the Rest of the World partly offset by cost savings across the Aviva Europe markets. The expense ratio on average reserves was unchanged at 42 bps (2010: 42 bps).

(i) DAC, AVIF and other
DAC, AVIF and other items amounted to a charge of £371 million (2010: £346 million charge). DAC and AVIF amortisation charges were higher in the UK and the US, as a result of the increased spread margin noted above. This was offset by the higher positive effect of one-off items in the UK. One-off benefits in the current year include £93 million relating to the integration of the RBS Life business and a £30 million release of tax provisions in the UK, and reserve releases of £25 million in Hong Kong following a review of reserving assumptions.  The prior year result included one-off reserve releases of £75 million in Ireland and £27 million in China.

3 - General insurance and health

	Net written premiums		Underwriting result		Longer-term investment return		Operating profit2
	2011 £m	2010 £m	2011 £m	2010 £m	2011 £m	2010 £m	2011 £m	2010 £m
General insurance - continuing operations
United Kingdom1,2	4,439	4,109	129	184	438	419	540	567
France	789	734	70	1	62	49	132	50
Ireland2	367	397	(5)	(17)	38	50	32	32
Other3	572	526	(82)	(49)	31	31	(51)	(18)
Aviva Europe	1,728	1,657	(17)	(65)	131	130	113	64
North America2	2,083	1,958	97	60	168	173	254	222
Asia Pacific	25	19	(2)	(7)	2	3	-	(4)
	8,275	7,743	207	172	739	725	907	849
Health insurance - continuing operations
United Kingdom	473	430	4	5	8	7	12	12
France	227	234	11	11	1	15	12	26
Ireland	104	62	10	17	2	2	12	19
Aviva Europe	331	296	21	28	3	17	24	45
Asia Pacific	83	53	(8)	(2)	-	-	(8)	(2)
	887	779	17	31	11	24	28	55
Total - continuing operations	9,162	8,522	224	203	750	749	935	904
Total - discontinued operations2,4	557	1,177	(28)	60	34	97	1	146
Total	9,719	9,699	196	263	784	846	936	1,050

1 United Kingdom includes Aviva Re and agencies in run-off.
2  Group operating profits include an unfavourable impact of £44 million resulting from the unwind of discount and pension scheme net finance costs (FY10: £59 million). £27 million relates to UKGI (FY10: £36 million), £5 million relates to Delta Lloyd (FY10: £11 million), £11 million relates to Canada (FY10: £11 million) and £1 million relates to Ireland (FY10: £1 million).

3 Other Europe includes Italy, Poland and Turkey.
4 Current period discontinued operating results of Delta Lloyd are up to 6 May 2011 only.

Combined operating ratios - general insurance business only

	Claims ratio		Expense ratio		Combined operation ratio
	2011%	2010%	2011%	2010%	2011%	2010%
United Kingdom1	62.1%	63.9%	10.3%	11.0%	96%	96%
France	61.2%	71.2%	11.1%	10.5%	90%	99%
Ireland	70.7%	74.9%	21.1%	19.5%	102%	105%
Aviva Europe	70.8%	73.0%	12.9%	13.1%	101%	103%
North America	64.1%	64.3%	11.9%	13.6%	95%	97%
Total - continuing operations	64.4%	65.0%	11.3%	12.2%	97%	97%

1 United Kingdom excluding Aviva Re and agencies in run-off.

Detailed analysis is given within the IFRS supplement, note A18, page 96.
      Ratios are measured in local currency. The total Group ratios are based on average exchange rates applying to the respective periods.

Definitions:
Claims ratio                             Incurred claims expressed as a percentage of net earned premiums.
Expense ratio                           Written expenses excluding commissions expressed as a percentage of net written premiums.
Combined operating ratio     Aggregate of claims ratio, expense ratio and commission ratio.

3 - General insurance and health continued

Group operating profit from continuing general insurance and health operations for the period was £935 million (FY10: £904 million). The general insurance and health underwriting result from continuing operations increased to £224 million (FY10: £203 million), driven by increased business volumes and improvements in premium rates as well as benign weather in Europe.
      We continue to apply our reserving policy consistently and to focus on understanding the true cost of claims to ensure that reserves are maintained at a robust level. Prior year reserve movements will vary year to year but our business is predominantly short tail in nature and the loss development experience is generally stable. Current year underwriting results have improved significantly following actions including improving risk selection, expense management and reshaping the book. Over 2011 operating profit was impacted by a small net strengthening of reserves of £36 million, net of reinsurance and excluding Delta Lloyd (FY10: £124 million benefit excluding Delta Lloyd).
      The worldwide general insurance combined operating ratio (COR) for continuing operations improved to 96.8% (FY10: 97.1%) in line with the Group's target for the year. The worldwide expense ratio for continuing operations has decreased to 11.3% from 12.2% in 2010, reflecting cost savings from our efficiency programmes and actions taken across the Group to manage the cost base.
      The longer term investment return (LTIR) on general insurance and health business assets for continuing operations was unchanged at £750 million (FY10: £749 million).

United Kingdom
The result for our general insurance and health business in the UK includes the UK General Insurance business, the UK Health Insurance business, our Group captive reinsurer, Aviva Re, and agencies in run off. Operating profit of £552 million (2010: £579 million) comprises UK General Insurance operating profit of £508 million (2010: £476 million), a contribution of £32 million (2010: £91 million) from Aviva Re and agencies in run off and £12 million from our UK health business (2010: £12 million). All subsequent commentary relates solely to UK General Insurance.
        2011 has been another successful year where we have increased sales and profitability. Business volumes have continued to grow, with total net written premiums rising 8% to £4,371 million (2010: £4,046 million). Excluding RAC, net written premiums increased by 11% to £4,110 million (2010: £3,705 million). In personal motor we have attracted 413,000 net new customers during the year and net written premiums (excluding RAC) were up 32% at £1,126 million (2010: £854 million), reflecting rating action, strong growth in direct and the successful roll out of direct pricing to brokers. The launch of quotemehappy.com and our multi-car offering have proved successful and will help ensure we can continue this profitable growth into 2012.
        Total operating profit increased to £508 million, up 7% on last year (2010: £476 million). Excluding RAC, operating profit has grown by 11% to £433 million (2010: £391 million). The result has benefited from favourable weather; an increase in investment return to £425 million (2010: £406 million); and a further improvement in underlying profitability. The result includes the impact of a small strengthening in prior year claims reserves (excluding adverse 2010 freeze development) of £37 million  (2010: £87 million release). This primarily reflects adverse experience on 2010 commercial motor business (for some vans, taxis and scheme accounts) and on one historic professional indemnity account. We have already taken rating action and made selective exits with respect to these poor performing business lines.
        Our combined operating ratio for the year was ahead of group target at 96% (2010: 96%). The expense ratio has improved to 10.3% (2010: 11.0%), reflecting a further improvement in efficiency with the £325 million growth in premiums delivered on a reduced cost base, and the benign weather and underlying performance have had a positive impact on the current year loss ratio. These factors have been offset by an increase in the commission ratio reflecting higher profit commission payments on the favourable claims experience and the impact of changes in business mix.
        Performance in personal lines has been strong. Personal motor performance has benefited from earned rate increases that have been ahead of claims inflation, coupled with the success of our sophisticated pricing. During the year personal motor rates increased by 13%. Homeowner has seen good profitability through a combination of sophisticated pricing, excellent claims and supply chain management, efficiency savings and benign weather. Rates increased by 5% (including indexation).
        Commercial lines have been more challenging. Commercial motor profitability has been adversely impacted by the poor performing business lines noted above. During the year we have applied significant rate action of 13% in commercial motor. In property and liability, rate increases remain below claims inflation in low single digits adversely impacting profitability. We are maintaining our disciplined approach to writing business in these competitive segments.

Aviva Europe
General insurance net written premiums have increased by 4% to £1,728 million (FY10:£1,657 million) driven by successful pricing actions in personal motor. Health net written premium increased by 12% to £331 million (FY10: £296 million) reflecting continued growth in Ireland offsetting a small decline in France as customers reduced protection cover in a difficult economic environment.
      General insurance and health operating profit has increased by 26% to £137 million (FY10: £109 million) with growth in general insurance profit in France offset by a reduction in Italy and an overall reduction in health insurance profits.
      In France we also released surplus reserves margins of around £45 million to align with the Group's reserving policy but the benefit of this was fully offset by some reserve strengthening in Italy in respect of prior year.
      General insurance combined operating ratio of 101% is 2pp better than that reported at FY10 principally as a result of better weather experience in 2011. Although we delivered a strong general insurance result in France, the overall European combined operating ratio remains behind the group's target. We are taking further actions to improve this, particularly in Italy where we are actively developing our pricing and underwriting capabilities.

3 - General insurance and health continued

North America
      Net written premiums in Canada increased 6% to £2,083 million (FY10: £1,958 million), due to pricing actions in Personal and Commercial businesses and reduced reinsurance costs.
      Operating profit increased to £254 million (FY10: £222 million) driven by growth in underwriting profit which offset a small decline in LTIR to £168 million (FY10: £173 million). We see a low interest rate environment continuing into 2012 and expect this to give rise to a further fall in LTIR.
      The underwriting results were strong at £97 million (FY10: £60 million) due to expense savings, lower commissions and favourable claims experience in our motor business.
      Our combined operating ratio was 95%, an improvement of 2pp from 2010 (FY10: 97%).

Asia Pacific
The net written premiums in the general insurance and health business rose to £108 million (FY10: £72 million) due to the contribution of the Indonesia health business, which was acquired on 1 July 2010 and a successful sales campaign in the Singapore health business.
      The operating loss was £8 million (FY10: £6 million loss) due to continued investment in the health business and break even in the general insurance business.

Discontinued operations - Delta Lloyd
As a result of the partial disposal of Aviva's stake in Delta Lloyd, from 6 May 2011 the Group has ceased to consolidate the results and net assets of the Delta Lloyd group. The results of Delta Lloyd up to the transaction date have therefore been classified as discontinued operations. Net written premiums for the period to 6 May 2011 were £557 million (FY10: £1,177 million) and operating profit decreased to £1 million (FY10: £146 million).

4 - Fund management

Geographical analysis of fund management operating profits

	2011 £m	2010 £m
United Kingdom	31	44
Europe	35	36
North America	33	22
Asia Pacific	(11)	(5)
Aviva Investors1	88	97
United Kingdom	11	3
Asia Pacific	-	(2)
Total - continuing operations	99	98
Total - discontinued operations	11	103
Total	110	201

1  Aviva Investors total Regional operating profit of £91 million (FY10: £100 million) also includes profit from the Aviva Investors pooled pensions business of £3 million (FY10: £3 million), which is included in the life segment.

Our worldwide fund management operating profit for continuing operations increased to £99 million (FY10: £98 million) on an IFRS basis.

Aviva Investors
Operating profit was lower at £88 million in 2011 (FY10: £97 million), the fall in operating profit reflects the impact of ongoing investment in our global infrastructure and clients re-evaluating their risk appetite in the face of the continuing economic downturn which, in some instances has led them to re-allocate towards lower fee-bearing asset classes, with a consequential impact on revenue.
      Net funded external sales (excluding liquidity funds) grew to £5.6 billion 1 as we achieved record funded external sales, up 137% on an underlying 1 basis, with an additional £1 billion of committed but unfunded sales.

Other fund management businesses
United Kingdom operating profit of £11 million relates solely to the Aviva UK investment business (FY10: £3 million). The increase in operating profit is a result of increased funds under management. The 2010 figures included £5 million loss from the RBS collective investment business which was sold in December 2010.
      Operating profit in Asia Pacific includes our Navigator business in Singapore. The prior year result included an operating loss of
£1 million in Hong Kong Navigator, which was closed to business in 2010. On an underlying basis, operating profit is in line with the prior period, showing a breakeven position for the year.

Funds under management
Funds under management at 31 December 2011 were £337 billion (31 December 2010: £340 billion, excluding Delta Lloyd). The total funds under management reported at 31 December 2010 of £402 billion included £62 billion relating to Delta Lloyd, which has now been deconsolidated (see note A3 on page 45).

	2011			2010
	Aviva Investors £m	Other Aviva and external managers £m	Total £m	Aviva Investors £m	Other Aviva and external managers £m	Total £m
Internal funds under management	210,341	58,663	269,004	209,094	117,666	326,760
Third party funds under management	52,165	15,392	67,557	50,693	24,798	75,491
Funds under management	262,506	74,055	336,561	259,787	142,464	402,251
Delta Lloyd	-	-	-	-	(62,362)	(62,362)
Funds under management (excluding Delta Lloyd)	262,506	74,055	336,561	259,787	80,102	339,889

Funds managed by Aviva Investors were up 1% to £263 billion (31 December 2010: £260 billion), with assets managed for external clients increasing 3% to £52 billion (31 December 2010: £51 billion). The growth in funds under management was due to positive net flows and capital appreciation. Detailed analysis is given within the IFRS supplement, note A19, page 97.

1 On an underlying basis excludes Australia. Including Australia net funded sales was £5.1bn. On1st October we completed a sale of our Aviva Investors Australia business.

4 - Fund management continued

Net flows

	Funds under management at 1 Jan 2011 £m	Premiums and deposits, net of reinsurance £m	Claims and redemptions, net of reinsurance £m	Net flows £m	Market and other movements £m	Funds under management at 31 Dec 2011 £m
Life business
UK - non-profit	72,964	8,609	(6,612)	1,997	2,710	77,671
UK - with-profits	48,432	831	(5,377)	(4,546)	2,292	46,178
United Kingdom	121,396	9,440	(11,989)	(2,549)	5,002	123,849
Aviva Europe	105,859	10,568	(11,635)	(1,067)	(6,605)	98,187
North America	31,198	3,877	(3,007)	870	2,188	34,256
Asia Pacific	2,866	475	(284)	191	(168)	2,889
Life business - continuing operations	261,319	24,360	(26,915)	(2,555)	417	259,181

Other funds under management included within consolidated IFRS assets	19,625					21,637
Third party funds under management not included within consolidated IFRS assets	58,945					55,743
Funds under management (excluding Delta Lloyd)	339,889					336,561
Delta Lloyd	62,362					-
Total funds under management	402,251					336,561

Life business
United Kingdom
At 31 December 2011, positive net inflows of £2.0 billion on non-profit business are mainly the result of continued significant sales of individual and bulk purchase annuities. Net outflows on our with-profits book amounted to £4.5 billion during the period, is in line with our expectations.

Aviva Europe
Net outflows of £1.1 billion are primarily driven by lower with-profit sales in France and Italy and partial withdrawals in France which reflected the challenging market and economic conditions. Other movements in life investments primarily reflect adverse foreign exchange movements of £2.8 billion, driven by the weakening of the Euro against Sterling, together with unrealised losses of £4.7 billion, which were partially offset by other positive movements of £0.9 billion.

North America
Net inflows in our US business are mainly due to continued growth of our protection and annuity portfolios. Other movements reflect favourable foreign exchange impacts and fair value movements.

5 - Other operations and regional costs

	2011			2010
	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other operations £m	Total £m
United Kingdom	-	(61)	(61)	-	(21)	(21)
Aviva Europe	(57)	(41)	(98)	(55)	(49)	(104)
North America	(15)	(3)	(18)	(26)	6	(20)
Asia Pacific	(30)	-	(30)	(32)	-	(32)
Total - continuing operations	(102)	(105)	(207)	(113)	(64)	(177)
Total - discontinued operations	-	(2)	(2)	-	(43)	(43)
Total	(102)	(107)	(209)	(113)	(107)	(220)

Continuing other operations and regional costs have increased to £207 million (FY10: £177 million). Costs within Aviva Europe, North America and Asia Pacific have decreased. Of the £61 million in the UK, £8 million relates to the UK region and the balance to Group Centre. The FY10 comparative included a favourable non-recurring item of £12 million. Note A20 on page 97 in the IFRS supplement gives further information on the operational cost base.

6 - Corporate centre

	2011 £m	2010 £m
Project spend	(19)	(37)
Share awards and other incentive schemes	(16)	(14)
Central spend	(103)	(92)
Total	(138)	(143)

Total corporate centre costs decreased to £138 million (FY10: £143 million) driven by reductions in project spend which was partly offset by central spend which increased by £11 million reflecting the continued commitment to meeting increased regulatory and reporting requirements.

7 - Group debt costs and other interest

	2011 £m	2010 £m
External debt
Subordinated debt	(302)	(290)
Other	(22)	(21)
Total external debt	(324)	(311)
Internal lending arrangements	(287)	(246)
Net finance charge on main UK pension scheme	(46)	(87)
Total - continuing operations	(657)	(644)
Total - discontinued operations	(4)	(12)
Total	(661)	(656)

Group debt costs and other interest for continuing operations of £657 million (FY10: £644 million) comprise external interest on borrowings, subordinated debt and internal lending arrangements. External interest costs increased to £324 million (FY10: £311 million), reflecting loan mix which led to an increase in average interest cost. Interest costs on internal lending arrangements increased to £287 million (FY10: £246 million) due to changes in internal debt balances through the period.
      The UK pension scheme net charge represents the difference between the expected return on pension scheme assets and the interest charged on pension scheme liabilities. The net pension charge reduced to £46 million (FY10: £87 million) due mostly to the closure of the scheme to future accruals with effect from 1 April 2011 and the consequent reduction in scheme liabilities.

8 - Investment return variances and economic assumption changes on long-term business

(a) Definitions
Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions, where not treated as exceptional. In 2010, the strengthening of annuitant longevity assumptions in the Netherlands was treated as an exceptional item outside operating profit. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.

(b) Economic volatility
The investment variances and economic assumption changes excluded from the long-term business operating profit are as follows:

	Long-term business
	2011 £m	2010 £m
Investment variances and economic assumptions - continuing operations	(796)	(219)
Investment variances and economic assumptions - discontinued operations	(820)	1,010
Investment variances and economic assumptions	(1,616)	791

In 2010, investment variances of £791 million included £1,010 million relating to Delta Lloyd. Of this, around £800 million was due to differing movements in asset and liability yield curves with the remainder primarily related to gains on interest rate derivatives.  Liabilities in Delta Lloyd are discounted using a yield curve based on a fully collateralised AAA bond portfolio. The discount rate increased in 2010 as an increase of around 80bps in credit spreads on collateralised bonds was only partly offset by lower risk-free yields. As a result, whilst lower interest rates increased the market value of assets, this was not offset by a corresponding movement in liabilities. The AAA collateralised bond spread movement in 2010 reflected the perceived risk regarding the curve's components which include bonds issued by Spanish savings banks and a range of other European organisations.
      Over the period from the start of 2011 to the partial disposal of Delta Lloyd on 6 May 2011, the AAA collateralised bond spread narrowed by about 80bps as a result of changes in the underlying bond index. This movement was the main driver of the negative variance of £820 million for discontinued operations in 2011, largely reversing the positive variance reported in the prior year.
      For continuing operations, the negative investment variance of £796 million relates largely to the impact of lower risk-free interest rates, wider credit spreads and increased market volatility in the UK and Europe. In the UK these factors have increased the cost of guarantees in the New With-Profits sub-fund. In Europe the variance is driven by wider credit spreads on bonds in Ireland, Italy and Spain. Any future increases in credit spreads on corporate and government bonds would cause further negative investment variances.
      The overall allowances for credit defaults on UK corporate bonds and commercial mortgages remain at broadly consistent levels.

(c) Assumptions
The expected rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.
      The principal assumptions underlying the calculation of the expected investment return for equities and properties are:

		Equities		Properties
	2011%	2010%	2011%	2010%
United Kingdom	7.2%	7.8%	5.7%	6.3%
Eurozone	6.9%	7.2%	5.4%	5.7%

The expected return on equities and properties is calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk margin. These are the same assumptions as are used under MCEV principles to calculate the longer-term investment return for the Group's long-term business.
      For fixed interest securities classified as FV, the expected investment returns are based on average prospective yields for the actual assets held. Where such securities are classified as AFS, such as in the US, the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.

9 - Short-term fluctuation in return on investments on general insurance and health business

	General insurance and health
Continuing operations	2011 £m	2010 £m
Net investment income	725	497
Foreign exchange on unrealised gains/losses and other charges	(99)	53
	626	550
Analysed between:
Longer term investment return, reported within operating profit	750	749
Short-term fluctuations in investment return, reported outside operating profit	(124)	(199)
	626	550
Short-term fluctuations on general insurance and health	(124)	(199)
Short-term fluctuations on other operations	(142)	-
Total short-term fluctuations as per pro forma reconciliation of Group operating profit to profit after tax - continuing operations	(266)	(199)
Total short-term fluctuations as per pro forma reconciliation of Group operating profit to profit after tax - discontinued operations	(60)	(44)
Total short-term fluctuations as per pro forma Group operating profit	(326)	(243)

The longer-term investment return is calculated separately for each principal non-long-term business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the year. Actual income and longer-term investment return both contain the amortisation of the discounts/premium arising on the acquisition of fixed income securities. Other operations reflect assets in the France holding company backing non-long-term business.
      General insurance and health includes the impact of the unrealised and realised gains on Group centre investments, including the centre hedging programme which is designed to economically protect the total Group's capital against adverse equity and FX movements.
      The total assets supporting the general insurance and health business, which contribute towards the longer-term return, are:

	2011 £m	2010 £m
Debt securities	9,371	11,404
Equity securities	551	918
Properties	152	146
Cash and cash equivalents	2,315	1,787
Other	5,871	4,021
Assets supporting general insurance and health business	18,260	18,276
Assets supporting other non-long term business1	268	1,689
Total assets supporting non long-term business	18,528	19,965

1 For 2011 represents assets in France holding company backing non-long-term business.  For 2010 represents Delta Lloyd Group's banking and mortgage activities which are no longer consolidated following the partial disposal of Delta Lloyd on 6 May 2011.

These assets have reduced due to the deconsolidation of Delta Lloyd following the partial disposal on 6 May 2011.

The principal assumptions underlying the calculation of the longer-term investment return are:

	Longer-term rates of return equities		Longer-term rates of return property
	2011%	2010%	2011%	2010%
United Kingdom	7.2%	7.8%	5.7%	6.3%
France	6.9%	7.2%	5.4%	5.7%
Ireland	6.9%	7.2%	5.4%	5.7%
Canada	7.0%	7.5%	5.5%	6.0%
Netherlands – Discontinued	6.9%	7.2%	5.4%	5.7%

The underlying reference rates are at E18 within the MCEV financial supplement.

10 - Economic assumption changes on general insurance and health business

Economic assumption changes of £90 million adverse (FY10: £61 million adverse) mainly arise as a result of the reduction in the swap rate used to discount latent claims reserves.

11- Impairment of goodwill, associates and joint ventures

Impairment of goodwill, associates and joint ventures is a charge of £392 million (FY10: £24 million). The charge was driven by the write-down of our holdings in Delta Lloyd, Ireland and other subsidiaries.
        Following the deconsolidation of Delta Lloyd, the recoverable amount of Delta Lloyd NV has been determined based on the market price at 31 December 2011. As a result a write-down of £217 million has been recognised in respect of our associate holding.
        Following the announcement of the termination of Aviva Ireland's bancassurance distribution contract, a write-down of £120 million has been recognised in the goodwill associated with this business.  Other impairments of £55 million have been recognised in respect of smaller businesses in the group.

12 - Profit/loss on the disposal of subsidiaries and associates

The total Group profit on disposal of subsidiaries and associates was £533 million (FY10: £159 million profit). On 30 September 2011, the Group sold RAC Limited ("RAC") to The Carlyle Group for £977 million, realising a profit of £532 million.  Aviva is continuing its commercial relationship with RAC, both as a key underwriter of motor insurance on RAC's panel and as a partner, selling RAC breakdown cover to our customers. The Group has retained the RAC (2003) Pension Scheme which, at 31 December 2011, had an IAS 19 deficit of £51 million.
      The Group sold its Australian fund management business, Aviva Investors Australia Ltd, to nabInvest, National Australia Bank's direct asset management business, for £35 million. Net assets disposed of were £11 million, comprising assets of £15 million and liabilities of £4 million, giving a profit before tax of £20 million after transaction costs. Recycling currency translation reserves of £3 million to the income statement resulted in an overall profit on disposal of £23 million before tax.
      The Group recorded a loss of £32 million arising from the sale of 25 million ordinary shares in Delta Lloyd N.V, on 6 May 2011, which reduced our holding to approximately 43% and resulted in the deconsolidation of Delta Lloyd. Cash consideration of £380 million was received for the sale of shares, and £8 million of costs are attributable to the disposal transaction. Note A3 on page 45 in the notes to the condensed financial statements gives further information on the calculation of the loss.

13 - Integration and restructuring costs

Integration and restructuring costs are £268 million (FY10: £243 million). This includes costs associated with preparing the businesses for Solvency II implementation of £96 million, a £30 million charge in the UK relating to the reattribution of the inherited estate and expenditure relating to the Quantum Leap project in Europe of £51 million. Expenditure relating to other restructuring exercises across the group amounted to £91 million.

14 - Exceptional items

There were two exceptional items during 2011 totalling £57 million (FY10: £273 million); relating to a £22 million provision for compensation scheme costs for the leveraged property fund in Ireland, as well as a £35 million expense for the discounted cost of strengthening latent claims provisions in the UK on business written a significant number of years ago. In FY10 exceptional items mainly arose in Delta Lloyd which recognised a total of £549 million comprising the cost of adopting new longevity tables as well as the closure of its German business. This was offset by £286 million benefit from the closure of the final salary section of the UK staff pension scheme.

New Business

15 - Life and pension sales

	Present value of new business premiums		Value of new business		New business margin
Life and pensions (gross of tax and minority interest)	2011 £m	2010 £m	2011 £m	2010 £m	2011%	2010%
United Kingdom	11,315	10,298	380	354	3.4%	3.4%
France	4,047	4,918	142	175	3.5%	3.6%
Ireland	917	938	(4)	1	(0.4)%	0.1%
Italy	2,993	4,456	75	142	2.5%	3.2%
Poland	487	603	45	40	9.2%	6.6%
Spain	1,926	2,084	86	128	4.5%	6.1%
Other Europe[1]	521	538	25	18	4.8%	3.3%
Aviva Europe	10,891	13,537	369	504	3.4%	3.7%
North America	3,932	4,728	(131)	(194)	(3.3)%	(4.1)%
Asia Pacific	1,782	1,617	71	52	4.0%	3.2%
Total life and pensions - continuing operations	27,920	30,180	689	716	2.5%	2.4%
Total life and pensions - discontinued operations[2]	1,085	3,178	1	(92)	0.1%	(2.9)%
Total life and pensions	29,005	33,358	690	624	2.4%	1.9%

[1] 'Other Europe' includes business in Czech Republic, Hungary and Romania which were sold in January, subject to local regulatory approvals, to Metlife,Inc
[2]  Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

See New Business Supplement on page 100 for further analysis of sales volumes. Regional new business internal rates of return are included in the Capital Performance section, page 109.

United Kingdom
Aviva UK Life delivered a strong result in 2011. Sales of Life and Pensions products were up 10% on the previous year at £11,315 million (FY10: £10,298 million) and we grew our life and pensions market share to 12%3 (9M10: 10%).  Our adherence to strict pricing disciplines has enabled us to sustain strong IRR, margin and payback, despite tough market conditions.  IRR remained at 15% (FY10: 15%), and over hurdle rate at an individual product level. Margin was maintained at 3.4% (FY10: 3.4%), and payback at 7 years.
        Sales of Group Personal Pensions were up 66% to £2,961 million (FY10: £1,789 million), reflecting the strength of our proposition in the marketplace.  Also in the corporate market, sales of bulk purchase annuities were £1,075 million (FY10: £871 million) as we witnessed a continued appetite from pension scheme trustees to de-risk scheme liabilities. We continue to believe that there are significant opportunities to write profitable business in this market.
        Sales of individual annuities were up 21% to £2,756 million (FY10: £2,299 million) as we continue to benefit from our competitive position in the open market, winning around 30%3 of all business in this market (as at 9M11). This resulted in a 25% market share2, a market leading position overall. Our focus on value against a backdrop of greater competition has seen our sales of equity release reduced by 27% to £317 million from last year's record levels (FY10: £436 million). Despite this, we continue to be market leader with a 37%3 share of the market, and see this as a core offering for those reaching retirement.
        Total protection sales were up 9% at £1,025 million (FY10: £944 million) with sales of core protection up 7%.  We are positive about the opportunities within the protection market as distribution agreements with Santander and Barclays come fully on-stream in 2012, supporting our ambition of being number one in the protection market.
        Sales of Individual Pensions rose by 2% to £1,876 million (FY10: £1,831 million), as we continue to support advisors in the run up to the Retail Distribution Review (RDR) in January 2013. We are also seeing a transition in business towards advisor charging both in personal pensions and platform offerings.  Sales of Bonds continue to be lower than FY10, at £800 million (FY10: £1,686 million), reflecting our continued focus on writing profitable business, the impact of the changing distributor landscape pre-RDR, and reduced attractiveness of bonds following tax treatment changes.
        Collective investment sales were up 9% against the FY10 at £1,689 million (FY10: £1,548 million) supported by growth in managed funds, including new multi-asset funds, and good performance from global property.

        There is a significant level of regulatory change throughout 2013/2014.  We have an extensive programme in place to ensure regulatory compliance whilst leveraging our experience, expertise and strong brand to take advantage of opportunities presented.
        Even in uncertain economic times we feel there is a significant opportunity for providers who focus on the fundamentals of delivering excellent products and excellent service, built around the customer, and in doing so, we expect to continue to grow our business profitably in 2012.

3 ABI data Q3 2011

15 - Life and pension sales continued

Aviva Europe
Aviva Europe has delivered a robust performance during 2011, with our focus on value generation delivering a strong life new business IRR of 14% (FY10: 13%).  We took actions to reduce sales of capital intensive with-profit products in France and Italy and focused on driving increased proportions of unit linked and protection business across all markets.  This has enabled us to move our business mix, with unit-linked and protection sales now constituting 29% of the portfolio compared with 26% last year.  Overall life and pensions sales are down 20% at the end of 2011 to £10,891 million, primarily driven by the deliberate reduction in with-profits business, which was 27% lower than FY10. Margin remains healthy at 3.4% (FY10: 3.7%) but has been impacted by a deterioration in investment market conditions.
        In France our focus on value over volume has seen France life new business IRR increase to 11% (FY10: 9%).  This focus combined with the difficult economic climate has resulted in an 18% decrease in life and pension sales to £4,047 million.
Sales of the AFER product declined 38% to £1,639 million (FY10: £2,646 million) reflecting high sales in 2010 combined with management action to increase capital efficiency in 2011.
Sales through Credit du Nord continue to be strong increasing by 13% to £1,407 million (11% on a local currency basis), a successful performance in the context of a 15% decline in the French bancassurance market4
        In Spain against challenging market conditions, sales have been resilient, down only 8% to £1,926 million.  With unemployment of 23% and a decrease in GDP forecast5 for 2012 we believe sales will continue to be under pressure. Despite a 36%6 decrease in mortgage activity, sales of individual protection have only declined 17%, retaining our position as the second largest provider 7 in this sector.  This has impacted our business mix which in turn contributed to the deterioration of margin to 4.5% (FY10: 6.1%). Weak consumer confidence has depressed pension sales in the fourth quarter, which combined with higher sales in non profit savings products has led to an increase in life new business IRR to 23% (FY10: 22%). There is currently significant structural reform underway amongst the Spanish savings banks. We are working through this with our savings bank partners with the aim of protecting our bancassurance franchise.
        In Italy management actions to emphasise capital efficient products and move the product mix led to a 42% fall in with-profit sales and an overall 33% reduction in sales volumes to £2,993 million (FY10: £4,456 million). We have also increased life new business IRR to 12% (FY10: 11%). We are a market leader8 in Italy for sales of protection and have driven a change in our business mix with protection now being 9% of new business premiums, from 6% in 2010.  However the lending market is currently under pressure and this could impact protection sales going forward.
        In Ireland life sales have decreased by 2% to £917 million (FY10: £938 million).  Excluding low margin single premium investment bonds sales are down to £583 million (FY10: £707 million), reflecting the economic situation in Ireland. Life new business IRR at 6% (FY10: 5%) is behind Group target and margin has fallen to (0.4)% (FY10: 0.1%). Ireland remains a priority market for Aviva and we are working with the UK region to improve the competiveness of this business and take significant action to restore profitability.
        In Poland non pensions sales have increased by 25% to £387 million (FY10: £309 million) as a result of our focus on unit-linked and protection products (up 30% and 82% respectively). Pension sales have decreased by 66% to £100 million (FY10: £294 million) as expected as a result of the legislative changes.  The proportion of non-pensions sales has increased to 80% compared to 51% at FY10, resulting in a life new business IRR of 24% (FY10: 25%).
        Our sales in Turkey and Russia have grown 9% to £321 million (FY10: £295 million) driven by our solid partnership with Akbank which continues to offer significant growth potential. Over the second half of 2011 we have continued to grow our retail life distribution reach in Turkey which had 53 active agencies operating at the end of 2011.

4. According to the document Suivi mensuel vie et capitalisation published by the Fédération Française des Sociétés d'Assurances (FFSA) and GEMA (Groupement des entreprises mutuelles d'assurances) as at 31 December 2011

5 Bank of Spain
6 According to the Instituto Nacional de Estadistíca (INE) based on a 36% decrease in mortgage approvals by value from the first 11 months of 2010 compared to the first 11months of 2011
7 ICEA (Investigación Cooperativa entre Entidades Aseguradoras) December 2011
8 According to ISVAP based on Italy life protection being 35% of the market based on gross written premiums as at 30 September 2011

15 - Life and pension sales continued

North America
In the year, US total life and annuity sales declined 17% to £3,932 million (FY10: £4,728 million), due to a 24% reduction in annuity sales to £2,839 million (FY10: £3,729 million). This decrease was primarily driven by our focus on value over volume, with strong annuity price competition and increased consumer demand for variable annuity products in the first half of 2011.
        Whilst annuity sales declined, life sales increased 9% to £1,093 million (FY10: £999 million) reflecting our focus on growth in our life business.  Life sales now account for 28% of our business (FY10: 21%).  Our pricing discipline allowed us to maintain a strong IRR of 14%.

Asia Pacific
Asia Pacific delivered a strong result with an increase in sales and significantly higher IRR and margins. This was achieved despite regulatory changes in our larger markets and the economic downturn in the second half of 2011.
        Life and pensions sales rose by 10% to £1,782 million (FY10: £1,617 million). The new business IRR improved to 13.1% (FY10: 10.6%) and new business margin improved to 4.0% (FY10: 3.2%) as a result of management actions to improve product mix and expense efficiency. Excluding the Taiwan business (which is held for sale) new business margin is 4.1% and IRR is 13.9%.
        Singapore led the region's growth with an increase in life and pension sales of 56% to £538 million (FY10: £345 million) largely driven by strong bancassurance sales with the Development Bank of Singapore and the success of the Aviva Advisors channel.
        South Korea produced a 19% growth to £481 million (FY10: £405 million) driven by strong performance in the bancassurance and agency channels.
        The impact of regulatory changes in China was felt across the industry. Life and pension sales decreased by 16% to £366 million (FY10: £436 million) with a significant downturn in the bancassurance channel. In spite of the challenging environment, we have improved our new business margin and profitability by careful portfolio management. We continue to focus on profitable growth by strengthening our distribution channel and moving into the high net worth sector.
        Sales in India were down marginally as a result of a large depreciation of the Indian Rupee. In local currency, sales have improved marginally despite recent regulatory changes. This is a result of our successful reorientation of the product suite away from predominantly unit linked insurance plans towards higher-margin products such as endowment policies, life term plans and personal pensions.
        We obtained an operating license in Vietnam in July 2011 and started writing business in November 2011.

Delta Lloyd
As a result of the partial disposal of Aviva's stake in Delta Lloyd, from 6 May 2011 the Group has ceased to consolidate the results and net assets of the Delta Lloyd group. The results of Delta Lloyd up to the transaction date have therefore been classified as discontinued operations.

16 - Investment sales

	2011 £m	2010 £m
Investment sales
United Kingdom	1,689	1,548
Europe (Aviva Investors)	1,346	1,350
Asia (Aviva Investors)	237	266
Asia	201	223
Asia Pacific	438	489
Total investment sales - continuing operations	3,473	3,387
Total investment sales - discontinued operations1	170	615
Total investment sales	3,643	4,002

1 Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

Total investment sales (excluding Delta Lloyd) of £3,473 million were 3% higher than the same period last year (FY10: £3,387 million).
      UK collective investment sales were up 9% at £1,689 million (FY10: £1,548 million) supported by growth in managed funds, including the new multi-asset funds, and good performance from global property.
    Europe investment sales were flat at £1,346 million (FY10: £1,350 million) reflecting suppressed consumer demand in turbulent market conditions.
      Investment sales in Asia Pacific were 10% lower at £438 million (FY10: £489 million) reflecting the loss of Australian sales post the disposal of the Aviva Investors Australia operation in October 2011 and decrease in other Asian markets reflecting lower consumer confidence in turbulent investment markets.
      As described above, the results of Delta Lloyd up to 6 May 2011 have been classified as discontinued operations.

Aviva uses a range of metrics to measure the performance of capital including capital generation, internal rate of return and payback period for life new business and return on equity. An analysis of these measures is included below.

17 - Capital generation and utilisation

The active management of the generation and utilisation of capital is a primary Group focus, with the balancing of new business investment and shareholder distribution with operating capital generation a key financial priority.
      The full-year 2011 result of £2.1 billion reinforces our confidence in the capital generation of the Group. Profits from existing life business remain strong, generating £2.3 billion of capital (2010: £2.1 billion), with a further £0.6 billion (2010: £0.6 billion) generated by the general insurance, fund management and non-insurance businesses. Capital invested in new business has reduced to £0.8 billion (2010: £1.0 billion). Investment in life new business was £0.9 billion, a reduction of £0.3 billion compared with full-year 2010. This is mainly a result of actions taken to manage the consumption of capital on writing new life products, in particular managing volumes, product mix and pricing. This reduction is partly offset by a smaller release of capital from non-life business investment of £0.1 billion (2010: £0.2 billion release).

	2011 £bn	2010 £bn
Operating capital generation:
Life in-force profits1	2.3	2.1
General insurance, fund management and non-insurance profits	0.6	0.6
Operating capital generation before investment in new business	2.9	2.7
Capital invested in new business	(0.8)	(1.0)
Operating capital generation after investment in new business	2.1	1.7

1  The life in-force profits in full year 2010 excludes the negative impact of the Delta Lloyd longevity assumption change of £0.2 billion which is included in the MCEV analysis of free surplus generated.

Operating capital generation comprises the following components:
- Operating Free surplus emergence, including release of required capital, for the life in-force business (net of tax and non-controlling interests);
- Operating profits for the general insurance and non-life businesses (net of tax and non-controlling interests);
-  Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

- Post disposal, all Delta Lloyd capital generation, including life business, has been included within general insurance, fund management and non-insurance profits on an IFRS basis.

18 - Internal rate of return and payback period

As set out above, the Group generates a significant amount of capital each year. This capital generation supports both shareholder distribution and reinvestment in new business. The internal rates of return on new business written during the period are set out below. We manage new business against a target IRR hurdle rate of 12% or above and a target payback hurdle rate of 10 years or less.

	2011 IRR %	2010 IRR %	2011 Payback period years	2010 Payback period years
United Kingdom	15%	15%	7	7
France	11%	9%	8	9
Ireland	6%	5%	12	11
Italy	12%	11%	6	6
Poland	24%	25%	4	4
Spain	23%	22%	4	4
Other Europe	16%	14%	6	6
Aviva Europe	14%	13%	7	7
North America	14%	14%	5	4
Asia Pacific1	13%	11%	12	13
Total excluding Delta Lloyd	14.4%	13.3%	7	7
Delta Lloyd2	10%	6%	10	16
Total	14.3%	12.5%	7	8

1 The Asia Pacific region IRR and payback period excluding Taiwan, (which is held for sale), are 14% and 8 years respectively (2010: 11% and 8 years).
2 Current period Delta Lloyd represents the results of Delta Lloyd up to 6 May 2011.

19 - Return on equity

The Group measures its return on equity (RoE) on both an IFRS and MCEV basis. On an IFRS basis return on equity shareholders' funds is 12.0% (2010: 14.8%). Although operating profits after tax and minority interests are broadly flat since full year 2010, the main driver of the decrease in RoE is the 24% growth in the capital base from £10.4 billion at the start of 2010 to £12.8 billion at the start of 2011, driven by profits in the period and actuarial gains on staff pension schemes. On an MCEV basis return on equity shareholders' funds is 14.2% (2010: 16.4%) decreasing due to similar factors.

	IFRS		MCEV
	2011%	Restated 2010%	2011%	Restated 2010%
Life assurance	10.7%	10.1%	12.0%	13.5%
General insurance and health	13.8%	13.1%	13.8%	13.1%
Fund management	32.1%	26.2%	10.2%	8.0%
Other business	124.4%	19.3%	121.0%	18.7%
Corporate	39.5%	13.5%	39.5%	13.5%
Return on total capital employed (excluding Delta Lloyd)	9.4%	10.4%	10.5%	13.2%
Delta Lloyd	5.7%	11.0%	8.5%	5.5%
Return on total capital employed	8.6%	10.5%	10.2%	11.9%
Subordinated debt	4.9%	4.5%	4.9%	4.5%
External debt	1.3%	2.8%	1.3%	2.8%
Return on total equity	10.2%	12.8%	12.1%	14.2%
Less: Non-controlling interests	6.0%	9.4%	6.4%	10.0%
Direct capital instrument	4.3%	4.2%	4.3%	4.2%
Preference capital	8.5%	8.5%	8.5%	8.5%
Return on equity shareholders' funds	12.0%	14.8%	14.2%	16.4%

Capital Strength

Capital is measured and managed on a number of different bases including IFRS, MCEV, IGD Solvency and an economic basis. An analysis of capital strength including sensitivity to a number of factors is shown below.

20 - Net asset value

IFRS net asset value per share has reduced during the period to 435p (2010: 454p), primarily driven by the impact of the partial disposal of Delta Lloyd (see below) and the impact of financial markets. After taking account of the impact of the Delta Lloyd disposal on opening net asset value, IFRS total equity has increased from £14,903 million to £15,363 million.
      MCEV net asset value per share has decreased to 441p (2010: 533p).

Impact of partial disposal of Delta Lloyd on IFRS net asset value
As set out in note A3 - Subsidiaries on page 45, as a result of the partial disposal of Delta Lloyd on 6 May 2011 Aviva's share of Delta Lloyd's voting rights has fallen below 50%, so Delta Lloyd has been deconsolidated. Notwithstanding that Aviva retained a 43% associate interest in Delta Lloyd's ordinary share capital following the partial disposal, deconsolidation is accounted for as the disposal of the Group's entire 58% interest pre-transaction, resulting in a loss on disposal on the entire 58% interest.
      During the period ended 6 May 2011, Delta Lloyd's total equity decreased by £420 million, from £4,310 million to £3,890 million, mainly due to spreads narrowing by circa 80bps on the yield curve used to value liabilities.
      Aviva's share of Delta Lloyd's total equity at 6 May 2011 was £2,120 million, with £1,770 million owned by non-controlling interests. Given net proceeds of £1,488 million, the movement in ordinary shareholders' equity following the partial disposal is therefore a reduction of £632 million.
      In the income statement, the reported loss is £32 million, as the movement in ordinary shareholders' equity has mostly been offset by a credit of £600 million which represents other reserves relating to Delta Lloyd that have been recycled to the income statement on disposal.

		IFRS		MCEV
	2011 £m	2010 £m	2011 £m	Restated 2010 £m
Total equity at 1 January	17,725	15,086	20,205	18,573
Movement in Delta Lloyd equity to 6 May 2011
(Loss)/profit after tax recognised in the income statement, excluding loss on disposal	(492)	-	(74)	-
Other comprehensive income, net of tax	82	-	131	-
Other net equity movements	(10)	-	(41)	-
	(420)	-	16	-
Deconsolidation of Delta Lloyd:
Movement in ordinary shareholders' equity	(632)	-	(157)	-
Movement in non-controlling interests	(1,770)	-	(1,484)	-
	14,903	15,086	18,580	18,573

Operating profit after tax - continuing operations	1,648	1,497	2,241	2,429
Operating profit after tax - discontinued operations	-	428	-	208
Non-operating items after tax - continuing operations	(1,064)	(275)	(5,027)	(968)
Non-operating items after tax - discontinued operations	-	242	-	(195)
Actuarial gains/(losses) on pension schemes	974	1,060	974	1,060
Foreign exchange rate movements	(254)	55	(461)	(57)
Other comprehensive income, net of tax - continuing operations	(106)	380	(310)	37
Other comprehensive income, net of tax - discontinued operations	-	(64)	-	(198)
Dividends and appropriations net of scrip	(506)	(548)	(506)	(548)
Other net equity movements	(232)	(136)	4	(136)
Total equity at 31 December	15,363	17,725	15,495	20,205

Preference share capital and direct capital instruments	(1,190)	(1,190)	(1,190)	(1,190)
Non-controlling interests	(1,530)	(3,741)	(1,476)	(3,977)
Net assets attributable to Ordinary shareholders of Aviva plc at 31 December (excluding preference shares)	12,643	12,794	12,829	15,038
Number of shares	2,906	2,820	2,906	2,820
Net asset value per share	435p	454p	441p	533p

21 - European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	Total 2011 £bn	Total 2010 £bn
Insurance Groups Directive (IGD) capital resources	5.6	8.5	14.1	16.3
Less: capital resource requirement (CRR)	(5.6)	(6.3)	(11.9)	(12.5)
Insurance Group Directive (IGD) excess solvency	-	2.2	2.2	3.8
Cover over EU minimum (calculated excluding UK life funds)			1.3 times	1.6 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £1.6 billion since 31 December 2010 to £2.2 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2010	3.8
Operating profits net of other income and expenses	1.0
Dividends net of scrip	(0.5)
Market movements including foreign exchange	(1.9)
Pension scheme funding	(0.3)
Impact of Delta Lloyd sell down	0.1
Impact of RAC sale	0.2
Restructuring of UK regulated general insurance entities	0.2
Increase in Capital Resource Requirement	(0.3)
Other regulatory adjustments	(0.1)
Estimated IGD solvency surplus at 31 December 2011	2.2

Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

         Updating the IGD solvency surplus for market and other movements to the end of February 2012, (including the benefit of reinsurance transactions in the UK completed in 2012) the estimated IGD solvency surplus on a pro forma basis increases to £3.3 billion.

22 - Sensitivity analysis

The sensitivity of the Group's total equity, excluding Delta Lloyd, on an MCEV basis and IFRS basis at 31 December 2011 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

			Equities down 10%
Restated 2010 £bn	MCEV basis	2011 £bn	Direct £bn	Indirect £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
18.5	Long-term savings1	15.2	(0.1)	(0.4)	(0.3)	(2.0)
7.8	General insurance and other	5.6	(0.1)	-	(0.7)	0.4
(6.1)	Borrowings2	(5.3)	-	-	-	-
20.2	Total equity	15.5	(0.2)	(0.4)	(1.0)	(1.6)

Restated 2010 £bn	IFRS basis	2011 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
14.9	Long-term savings	15.1	(0.1)	(0.8)	(0.5)
8.9	General insurance and other	5.6	(0.1)	(0.7)	0.4
(6.1)	Borrowings2	(5.3)	-	-	-
17.7	Total equity	15.4	(0.2)	(1.5)	(0.1)

1 Assumes MCEV assumptions adjusted to reflect revised bond yields.
2 Comprising external and subordinated debt.

The full-year 2011 sensitivities contained in the above tables exclude any contribution from Delta Lloyd following deconsolidation of this business. The main financial sensitivities in Delta Lloyd are covered in note C5 - IFRS Sensitivity analysis on page 117.
      These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability by £1.3 billion.
      The 0.5% increased credit spread sensitivities for MCEV and IFRS do not make an allowance for any adjustment to risk-free interest rates. MCEV sensitivities assume that the credit spread movement relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. The MCEV and IFRS sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

Group IGD
The sensitivity of the Group's IGD surplus reflects the impact of the hedges we have put in place as part of our long-term strategy to protect the Group from extreme market movements.
      We continue to actively manage our exposures to further market volatility, with ongoing hedging strategies in place. The impact of further equity market falls on the Group's IGD surplus is as follows:

£bn
Equities down 10%	(0.1)
Equities down 20%	(0.3)
Equities down 30%	(0.4)
Equities down 40%	(0.5)

The exposure of the Group's IGD surplus to increases in interest rates has significantly reduced since 30 June 2011 primarily driven by the decrease in value of debt securities in continental Europe.  IGD is not materially exposed to a further 1% increase in interest rates as at 31 December 2011 based on local regulatory requirements.

23 - Financial flexibility

The Group's borrowings are primarily comprised of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £1.5 billion, the Group also has access to unutilised committed credit facilities of £2.1 billion provided by a range of leading international banks.

Risk

24 - Risk management

As a global insurance group, risk management is at the heart of what we do and is the source of value creation as well as a vital form of control. It is an integral part of maintaining financial stability for our customers, shareholders and other stakeholders. Our sustainability and financial strength are underpinned by effective risk management, which allows us to predict future changes, move more quickly and take better decisions for our customers, giving them prosperity and peace of mind.
      The group's risk strategy is to invest its available capital to optimise the balance between return and risk while maintaining an appropriate level of economic (i.e. risk-based) capital and regulatory capital in accordance with our risk appetite. Consequently, our risk management objectives are to:
■ Embed rigorous risk management throughout the business, based on setting clear risk appetites and staying within these;
■ Allocate capital where it will make the highest returns on a risk-adjusted basis; and
■ Meet the expectations of our customers, investors and regulators that we will maintain sufficient capital surpluses to meet our liabilities even if a number of extreme risks materialise.

Risk environment
The first half of 2011 was characterised by relatively benign investment market conditions. However, the third quarter saw a sharp worsening in the global economic outlook and substantial deterioration in equity and credit markets in the US, the UK and Europe. While equity markets recovered to some degree in the fourth quarter, the ongoing stressed conditions in the eurozone led to further widening in sovereign bond spreads for a number of countries and weighed heavily on corporate bond prices. The continued political and economic uncertainty relating to the eurozone combined with the high levels of debt in many western economies act as a brake on economic growth and lead to the potential for a low growth, low interest rate environment to persist for some time.

Risk profile
The types of risk to which the group is exposed have not changed significantly over the year and remain credit, market, insurance, liquidity, operational and reputational risks as described in note A17. However, the decision to sell a 15% stake in Delta Lloyd reduced our IFRS balance sheet sensitivity to equity markets and mortgages and the sale of the RAC reduced our strategic equity exposure. The risk profile was also modified by the extension of the equity hedging programme, implementation of credit and inflation hedges and reducing sales of products with onerous guarantees. We provide more detail on the risk profile and risk management approach and on the material risks and uncertainties facing the group in note A17 - Risk Management on page 80. Our risk management processes ensure close and ongoing monitoring of all our capital measures and control any mismatch between our assets and liabilities. These processes include the use of derivative hedges which are described in more detail below.

Equity hedging
Alongside use of derivatives for portfolio management and the local management of equity risk within each business unit, the group has maintained a long-term strategy to manage its residual overall equity risk through the use of derivatives. As at 31 December 2011 the group's shareholder funds held £3 billion notional of equity hedges, with up to 12 months to maturity with an average strike of 89% of the prevailing market levels on the 31 December 2011.

Credit hedging
The group has entered into index based credit hedges to reduce its overall exposure to downside credit risk.

Interest rate hedging
Interest rate hedges may be used to manage asymmetric interest rate exposures across our life insurance businesses as well as an efficient way to manage cash flow and duration matching. The most material examples of uses to hedge guarantees relate to guaranteed annuity exposures in both the UK and Ireland. These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the group's interest rate exposure.

Currency hedging
At a group level we actively seek to manage foreign currency risk primarily by matching assets and liabilities in functional currencies at the business unit level. Foreign currency dividends from subsidiaries are hedged using foreign exchange forward contracts to provide certainty regarding the sterling value to be received by group. Derivatives have also been used to reduce foreign exchange balance sheet translation risk. At 31 December 2011 the group had in place zero cost collar Euro and Canadian Dollar hedges with a notional value of £2.0 billion and £0.3 billion respectively. These hedges are used to protect the group's capital against a significant depreciation in the local currency versus sterling.

25 - EEV equivalent embedded value

The embedded value of Aviva shown below is based on the projected future profits allowing for expected investment returns in excess of risk-free, and discounts those profits at a risk-discount rate. This result is deemed more comparable to our UK insurers who publish European Embedded Value (EEV) than market consistent embedded value.
      The expected release of future profits and required capital is shown in five-year groups. Projected cash flows are those used for Implied Discount Rate (IDR) calculations for in-force business.
      The discount rate applied is 7.05% (FY10: 7.75%), based on a risk-free rate of 2.3%, a risk margin of 4.35% and an allowance for the time value of options and guarantees of 0.4%.
      The new business margin on continuing operations (net of tax and non-controlling interests) for business written during the period to 31 December 2011 is 2.0% (MCEV: 1.8%).

Segmental analysis of life and related business EEV equivalent embedded value

	Net worth		VIF on traditional embedded value		Embedded value
	2011 £bn	Restated 2010 £bn	2011 £bn	Restated 2010 £bn	2011 £bn	Restated 2010 £bn
United Kingdom	3.9	4.1	3.4	2.8	7.3	6.9
Aviva Europe	3.5	3.1	2.7	3.0	6.2	6.1
North America	1.5	1.1	1.1	1.4	2.6	2.5
Asia Pacific	0.4	0.3	0.3	0.3	0.7	0.6
Total covered business excluding Delta Lloyd	9.3	8.6	7.5	7.5	16.8	16.1
Delta Lloyd1	-	1.3	-	0.9	-	2.2
Total covered business	9.3	9.9	7.5	8.4	16.8	18.3
Non-covered business1					1.7	0.4
Total Group EV					18.5	18.7
Less preference share capital and direct capital instruments					(1.2)	(1.2)
Equity attributable to ordinary shareholders on an EV basis					17.3	17.5

1 Delta Lloyd is included in covered business at 31 December 2010 and in non-covered business at 31 December 2011.

Maturity profile of undiscounted EEV equivalent embedded value cash flows

Total in-force business
To show the profile of the free surplus emergence implicit in the traditional embedded value calculation for in-force business, the cash flows have been split into five year tranches depending on the date when the profit is expected to emerge.

2011		Release of future profits and required capital					Total net of non- controlling interest
£bn	Free surplus	0-5	6-10	11-15	16-20	20+
United Kingdom	1.0	2.6	2.9	2.4	1.9	4.4	14.2
Aviva Europe	0.2	3.3	2.3	1.8	1.5	4.2	13.1
North America	0.0	1.7	0.9	0.7	0.6	0.8	4.7
Asia Pacific	0.1	0.4	0.2	0.1	0.1	0.2	1.0
Total	1.3	8.0	6.3	5.0	4.1	9.6	33.0

Restated 2010		Release of future profits and required capital					Total net of non- controlling interest
£bn	Free surplus	0-5	6-10	11-15	16-20	20+
United Kingdom	1.1	2.4	2.9	2.4	1.9	4.4	14.0
Aviva Europe	0.3	3.5	2.4	1.9	1.5	2.5	11.8
North America	(0.3)	2.0	1.1	0.7	0.4	0.5	4.7
Asia Pacific	0.1	0.3	0.2	0.1	0.1	0.2	0.9
Total excluding Delta Lloyd	1.2	8.2	6.6	5.1	3.9	7.6	31.4
Delta Lloyd1	0.4	1.1	0.8	0.7	0.6	1.3	4.5
Total	1.6	9.3	7.4	5.8	4.5	8.9	35.9

1 Delta Lloyd is included in covered business at 31 December 2010 and in non-covered business at 31 December 2011.

Analysis of Assets

26 - Total assets

As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which we manage our investments. In addition, to support this, we also use a variety of hedging and other risk management strategies to diversify away residual mis-match risk that is outside of our risk appetite.
      During 2011 Aviva completed a partial disposal of its equity holding in Delta Lloyd. At 31 December 2010 Aviva held a controlling interest of 58% in Delta Lloyd's issued equity, and as a result and in accordance with IFRS, consolidated 100% of Delta Lloyd's assets and liabilities. At 31 December 2011 Aviva held 42% of Delta Lloyd's issued equity and is no longer considered to have control of Delta Lloyd. The Group therefore no longer consolidates Delta Lloyd's assets and liabilities as at 31 December 2011. In place of 100% of Delta Lloyd's assets, there is a substantial asset shown as a 'Share in joint ventures and associates' which represents Aviva's equity share of Delta Lloyd. As a result, a direct comparison of the 31 December 2010 and 31 December 2011 balance sheets for asset quality purposes would be distorted by the effect of this deconsolidation. Throughout the disclosure, therefore, Delta Lloyd has been excluded for the purposes of the 31 December 2010 balance sheet to allow a proper comparison.

2011	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Loans	917	6,471	20,728	28,116	-	28,116
Financial investments
Debt securities	15,295	79,450	58,600	153,345	(93)	153,252
Equity securities	20,602	10,788	1,293	32,683	(37)	32,646
Other investments	23,233	5,078	2,066	30,377	(217)	30,160
Total loans and financial investments	60,047	101,787	82,687	244,521	(347)	244,174

Cash and cash equivalents	3,980	10,467	8,622	23,069	(26)	23,043
Other assets	6,340	12,377	26,069	44,786	(53)	44,733
Assets of operations classified as held for sale	-	-	-	-	426	426
Total	70,367	124,631	117,378	312,376	-	312,376
Interest in Delta Lloyd as an associate	-	-	776	776	-	776
Total (excluding Delta Lloyd as an associate)	70,367	124,631	116,602	311,600	-	311,600
Total % (excluding Delta Lloyd as an associate)	22.6%	40.0%	37.4%	100.0%	-	100.0%
2010 as reported	85,462	136,787	147,858	370,107	-	370,107
Delta Lloyd	10,947	8,815	39,501	59,263	-	59,263
2010 Total (excluding Delta Lloyd)	74,515	127,972	108,357	310,844	-	310,844
2010 Total % (excluding Delta Lloyd)	24.0%	41.2%	34.8%	100.0%	-	100.0%

The assets and liabilities of operations classified as held for sale as at 31 December 2011 relate to Aviva's operations in Hungary (and Slovakia), Czech Republic, Romania and Taiwan.

26 - Total assets continued

Total assets - Valuation bases

	2011				2010 Excluding Delta Lloyd
	Fair value £m	Amortised cost £m	Equity accounted/ tax assets £m	Total £m	Fair value £m	Amortised cost £m	Equity accounted/ tax assets £m	Total £m
Policyholder assets	67,310	2,804	253	70,367	72,280	1,644	591	74,515
Participating fund assets	113,287	9,884	1,460	124,631	118,517	8,936	519	127,972
Shareholder assets	89,215	26,668	719	116,602	80,176	26,591	1,590	108,357
Total	269,812	39,356	2,432	311,600	270,973	37,171	2,700	310,844
Total %	86.6%	12.6%	0.8%	100.0%	87.2%	11.9%	0.9%	100.0%

The proportion of total assets measured at fair value (which includes 100% of financial investments) has remained stable at 86.6% (31 December 2010: 87.2%). The principal asset classes measured at fair value are loans, debt securities, equity securities and other financial investments.

Total assets - financial investments

	2011				2010 Excluding Delta Lloyd
	Cost/ amortised cost £m	Unrealised gain £m	Unrealised losses and impairments £m	Fair value £m	Cost/ amortised cost £m	Unrealised gain £m	Unrealised losses and impairments £m	Fair value £m
Debt securities	147,537	12,395	(6,587)	153,345	145,418	7,104	(3,671)	148,851
Equity securities	33,055	3,637	(4,009)	32,683	32,077	5,431	(2,038)	35,470
Other investments	30,362	553	(538)	30,377	33,225	2,733	(618)	35,340
Total1	210,954	16,585	(11,134)	216,405	210,720	15,268	(6,327)	219,661

1 Includes assets classified as held for sale.

All unrealised losses on financial investments have been recognised in profit or loss, except unrealised losses on those financial investments classified as available-for-sale (AFS). Unrealised losses on AFS financial investments are recognised in profit or loss on disposal or in the event of impairment. Since the disposal of Delta Lloyd the Group no longer has any significant direct interest in financial investments classified as available for sale other than debt securities. Total unrealised losses on available for sale debt securities at 31 December 2011 were £229 million (31 December 2010: £252 million).
      Of the total AFS debt security impairment expense for 2011, £19 million relates to our US business, of which £12 million relates to Alt-A securities and £6 million to commercial mortgage backed securities, that are not yet in default but showed continued deterioration in market values, NAIC rating downgrades or defaults on more junior tranches which are considered indicators of impairment.

27 - Shareholders' assets

As at 31 December 2011, total shareholder investments in loans and financial investments included within shareholder assets was £82.7 billion (31 December 2010 excluding Delta Lloyd: £75.5 billion), including loans of £20.7 billion, debt securities of £58.6 billion, equity securities of £1.3 billion and other investments of £2.1 billion.

Shareholders' assets - loans

2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Policy loans	7	12	233	37	289
Loans and advances to banks	-	-	-	-	-
Mortgage loans – securitised	2,154	-	-	-	2,154
Mortgage loans - non-securitised	15,514	-	2,507	-	18,021
Other loans	174	4	84	2	264
Total	17,849	16	2,824	39	20,728
Total %	86.1%	0.1%	13.6%	0.2%	100.0%
2010 Total (excluding Delta Lloyd)	15,899	18	2,256	40	18,213

Our well diversified UK commercial mortgage portfolio remains of high quality and capital and expected bad debt losses continue to be within expectations. Loan Interest Cover (LIC) remains strong at 1.32 times and over 95.4% of mortgages are neither in arrears nor otherwise impaired. Mortgage LTV's increased during the year to 103% (31 December 2010: 95%) as a result of falling gilt yields increasing loan values (property values increased a modest c1.2% on average during 2011).
      The valuation allowance (including supplementary provisions) made in the UK for corporate bonds and commercial mortgages carried at fair value equates to 60 bps and 92bps respectively at 31 December 2011 (31 December 2010: 63bps and 105bps respectively). This is equivalent to a valuation allowance of £1.6 billion (31 December 2010: £1.3 billion) over the remaining term of the UK Life corporate bond and commercial mortgage portfolio. The increase is driven by changes in the long term valuation allowance for both commercial mortgages and corporate bonds which has increased in line with the growth in the underlying asset portfolio.
In addition, we hold £84 million (31 December 2010: £60 million) of provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost. This is after a £30 million write-off in respect to Southern Cross and £7 million for Superview.

Shareholders' assets - financial investments

			2011				2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Debt securities	23,038	35,001	561	58,600	21,040	32,285	845	54,170
Equity securities	477	472	344	1,293	472	276	365	1,113
Other investments	586	936	544	2,066	512	1,174	351	2,037
Total	24,101	36,409	1,449	61,959	22,024	33,735	1,561	57,320
Total %	38.9%	58.8%	2.3%	100.0%	38.4%	58.9%	2.7%	100.0%

The proportion of financial investments classified as "Level 1", which means that they are valued using quoted prices in active markets, has remained stable at 38.9% (31 December 2010: 38.4%).
      The majority of the debt instruments held by our North American businesses are valued by independent pricing firms in accordance with usual market practice in that region and consistent with other companies operating in the region are classified as Level 2 in the Fair Value hierarchy. Excluding our North American businesses, the proportion of shareholder debt securities classified as Level 1 in the Fair Value hierarchy would be 84% (31 December 2010: 83%).

27- Shareholders' assets continued

Shareholders' assets - debt securities

					Rating
2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Not rated £m	Total £m
Government	8,169	2,417	1,971	265	213	223	13,258
Corporate	1,238	4,736	15,028	11,419	1,556	5,029	39,006
Certificates of deposits	-	54	144	96	101	-	395
Structured	3,604	624	760	321	546	86	5,941
Total	13,011	7,831	17,903	12,101	2,416	5,338	58,600
Total %	22.2%	13.4%	30.6%	20.7%	4.1%	9.0%	100.0%
2010 Total (excluding Delta Lloyd)	13,280	8,112	14,796	10,936	2,146	4,900	54,170
2010% (excluding Delta Lloyd)	24.5%	15.0%	27.3%	20.2%	4.0%	9.0%	100.0%

We grade debt securities according to external credit ratings issued at the balance sheet date. The credit rating used for each individual security is the second highest of the available ratings from Standard & Poor's, Moody's and Fitch. If a credit rating is available from only one of these three rating agencies then this rating is used. If an individual security has not been given a credit rating by any of these three rating agencies, the security is classified as "not rated".
      For the table above we have expressed our rating using Standard & Poor's rating scale whereby investment grade debt securities are classified within the range of AAA (extremely strong) to BBB (good) ratings, with AAA being the highest possible rating. Debt securities which fall outside this range are classified as less than BBB. Where we use a rating provided by Moody's or Fitch, we have expressed it as the Standard & Poor's equivalent rating. For example, we consider Standard & Poor's rating of AA (very strong) to be equivalent to Moody's rating of AA (excellent) and Fitch's rating of AA (very strong).
      At 31 December 2011, the proportion of our shareholder debt securities that are investment grade remained stable at 87% (31 December 2010 (excluding Delta Lloyd): 87%). The remaining 13% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
■ 4% are debt securities that are rated as below investment grade
■ 5% are US private placements which are not rated by the major ratings agencies, but are rated as an average equivalent of A by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US national regulatory agency

■ 4% are not rated by the major rating agencies or the NAIC

Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external ratings agency, and are considered to be of investment grade credit quality; these include £2.4 billion of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.
      Gross of non-controlling interests, £1.9 billion (31 December 2010: £2.0 billion) of shareholder holdings in debt securities represent exposures to the governments (and local authorities and agencies) of Greece, Ireland, Portugal, Italy and Spain. This corresponds to just 0.6% of total balance sheet assets at 31 December 2011. Net of non-controlling interests, our exposure to these governments is reduced to £1.3 billion (31 December 2010: £1.6 billion). Net of non-controlling interests, our exposure to Greece and Portugal amounts only to £10 million (31 December 2010: £14 million).
      A further £11.3 billion (31 December 2010: £11.3 billion) of exposures to the governments (and local authorities and agencies) of Greece, Ireland, Portugal, Italy and Spain, are held in participating fund assets (£6.9 billion net of non-controlling interests). Shareholder market risk exposure to these assets is governed by the nature and extent of shareholder participation in these funds. All of these bonds are valued on a mark to market basis under IAS 39, and therefore our balance sheet and profit and loss statement already reflect any reduction in value between the date of purchase and the balance sheet date.
      Within structured assets, the group continues to have very limited exposure (2.4% of total balance sheet assets) to sub-prime and Alt A RMBS, CMBS, ABS, Wrapped Credit, CDOs and CLOs. Of our remaining exposures to RMBS, the majority are backed by US Government Sponsored Entities, and so are considered to have minimal credit risk.

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End of part 2 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 8 March, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary